UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2

to

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Noriko Nasu

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

*	The Registrant is filing this document on a voluntary basis.

The Annual Report on Form 18-K of Japan Bank for International Cooperation (“JBIC”), filed on September 24, 2013, as amended by Amendment No. 1 and this Amendment No. 2, is intended to be incorporated by reference into Registration Statement No. 333-182490 (the “Registration Statement”) of the Registrant and Japan filed on July 2, 2012.

In connection with the offer, issuance and sale by JBIC of £425,000,000 aggregate principal amount of its 2.625% Guaranteed Bonds due December 15, 2020 (the “Securities”), JBIC hereby files Amendment No. 2 to its Annual Report on Form 18-K (the “Annual Report”) as follows:

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.1	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JBIC and Japan, in respect of the validity of the Securities

	A.2	Opinion, including consent and address, of Morrison & Foerster LLP, United States counsel to the underwriters, in respect of the validity of the Securities

	A.3	Opinion, including consent and address, of Morrison & Foerster LLP, United States counsel to the underwriters, in respect of specified United States federal income tax matters

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Securities and guarantee thereof (with forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JBIC in connection with the sale of the Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 28th day of February 2014.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By	/s/ Noriko Nasu
Noriko Nasu Chief Representative Representative Office in New York